Exhibit 12.1
Time Warner Cable Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three
	Months
	Ended
	March 31,		Year Ended December 31,
	2008		2007		2006		2005		2004		2003
	(in millions)
Earnings:
Net income before income taxes, discontinued operations and cumulative effect of accounting change	$407		$1,863		$1,556		$1,302		$1,085		$784
Interest expense	202		907		690		501		491		514
Amortization of capitalized interest	1		3		2		2		2		2
Portion of rents representative of an interest factor	16		61		50		32		33		30
Preferred stock dividend requirements of majority-owned subsidiaries	—		—		—		—		—		—
Adjustment for partially-owned subsidiaries and 50%-owned companies	41		165		135		119		90		89
Undistributed losses of less than 50%-owned companies	—		63		4		4		6		23

Total earnings	$667		$3,062		$2,437		$1,960		$1,707		$1,442

Fixed Charges:
Interest expense	$202		$907		$690		$501		$491		$514
Capitalized interest	—		5		2		1		1		1
Portion of rents representative of an interest factor	16		61		50		32		33		30
Preferred stock dividend requirements of majority-owned subsidiaries	—		—		—		—		—		—
Adjustment for partially-owned subsidiaries and 50%-owned companies	—		—		43		60		39		35

Total fixed charges	$218		$973		$785		$594		$564		$580

Ratio of earnings to fixed charges	3.1	x	3.1	x	3.1	x	3.3	x	3.0	x	2.5	x